

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2020

Gregory J. Quarles
Chief Executive Officer
Applied Energetics, Inc.
2480 W. Ruthrauff Road, Suite 140Q
Tucson, AZ 85705

Re: **Applied Energetics, Inc.**
Registration Statement on Form S-1
Filed April 30, 2020
File No. 333-237916

Dear Dr. Quarles:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Thomas Jones at 202-551-3602 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Mary P. O'Hara